Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation
Planet Green Holdings Corporation	British Virgin Islands
Shine Chemical Co., Ltd.	British Virgin Islands
Fast Approach Inc.	Canada
Lucky Sky Planet Green Holding Co. Limited	Hong Kong
Bless Chemical Co., Ltd.	Hong Kong
Jiayi Technologies (Xianning) Co., Ltd.	PRC
Shanghai Shuning Advertising Co, Ltd.	PRC
Hubei Bulaisi Technology Co., Ltd.	PRC
Shandong Yunchu Supply Chain Co., Ltd.,	PRC
Xianning Bozhuang Tea Products Co, Ltd.	PRC
Jingshan Sanhe Lucky New Energy Technologies Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Jilin Chuangyuan Chemical Co., Ltd.	PRC
Anhui Ansheng Petrochemical Equipment Co., Ltd.	PRC